SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of June 2007
List of Exhibits:
1.	News Release entitled, “Case New Holland Inc. To Redeem 9 1/4% Senior Notes Due 2011”

FOR IMMEDIATE RELEASE.
For more information contact:
Thomas Witom, News & Information (630) 887-2345
Albert Trefts Jr., Investor Relations (847) 955-3821
Case New Holland Inc. To Redeem 9 1/4% Senior Notes Due 2011
LAKE FOREST, Illinois — June 28 — CNH Global            N.V. (NYSE: CNH) announced that its wholly owned subsidiary, Case New Holland Inc., is redeeming its outstanding 9 1/4% Senior Notes due 2011, with today’s mailing of notice to bond-holders. The full $1,050,000,000 aggregate principal amount of the Notes will be redeemed on August 1, 2007.
Rubin McDougal, CNH’s Chief Financial Officer, cited “CNH’s improved industrial and financial performance, high cash balances, a commitment to improve CNH’s balance sheet structure while reducing interest expense and continuing support of the Fiat Group as the principal reasons behind the early redemption.”
“We will permanently retire a portion of the notes,” he said, “and refinance the balance through new term financing available from Fiat Finance North America.”
This redemption represents 100% of the Notes and the call is being made to all holders. The redemption price will be 104.625% of the principal amount of the Notes plus accrued but unpaid interest, to the redemption date (which, as of the August 1, 2007 redemption date, would total $1,098,562,500).
Payment to the holders will occur on the redemption date, upon presentation and surrender of the Notes to the Trustee, as Paying Agent, in person or by mail to:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:

Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480	Wells Fargo Bank , N.A. Corporate Trust Operations MAC N9303-121 6th St & Marquette Avenue Minneapolis, MN 55479	Wells Fargo Bank, N.A. Corporate Trust Services Northstar East Building — 12th Floor 608 Second Avenue South Minneapolis, MN 55402
From and after the redemption date the Notes will no longer be deemed outstanding. The company expects to deposit the redemption price and accrued interest with the Trustee, as Paying Agent, prior to 11 a.m. (CDT) on the redemption date and, as such, interest on the Notes will cease to accrue on and after the redemption date. Questions of the Paying Agent may be directed to (800) 344-5128.
Under U.S. federal income tax law, paying agents may be required to withhold 28% of payments to holders unless such holders establish an exemption from withholding. U.S. persons generally establish an exemption from withholding by providing a paying agent with a completed Internal Revenue Service Form W-9. Non-U.S. persons generally establish an exemption from withholding by providing a paying agent with a completed Internal Revenue Service Form W-8 BEN.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com         .
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Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2006, as filed with the US Securities and Exchange Commission and as can be found online at www.cnh.com.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

June 28, 2007